Dermasport Inc. (the "Company") a California Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet
Dermasport, Inc
As of December 31, 2025

Distribution account	Dec 31, 2024	Dec 31, 2025
Assets		
Current Assets		
Bank Accounts		
Amazon Clearing	5,232.85	3,347.83
Bank of America - x0800		200,376.26
Bank of America - x5143		35,187.88
Business Adv Relationship - 3758 - 1	61,062.52	536.08
Flip Shop Clearing	2,021.04	0.00
Paypal Clearing - CAD	0.00	0.00
Paypal Clearing - USD	0.00	0.00
Shopify Clearing	1,817.72	1,353.26
Total for Bank Accounts	**70,134.13**	**240,801.31**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total for Accounts Receivable	**0.00**	**0.00**
Other Current Assets		
Inventory Asset	87,524.39	270,566.56
Inventory Prepayments	137,436.44	26,849.62
Prepaid expenses	5,239.88	4,480.91
Prepaid Sales Tax	268.90	359.37
Total for Other Current Assets	**230,469.61**	**302,256.46**
Total for Current Assets	**300,603.74**	**543,057.77**
Total for Assets	**300,603.74**	**543,057.77**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	16,485.72	15,535.38
Total for Accounts Payable	**16,485.72**	**15,535.38**
Credit Cards		
Bank of America - Inc-x0365(new)		
Bank of America CC - x0365		-162,294.86
Bank of America CC - x2587 (TM)		28,930.64
Bank of America CC - x3511 (DS)		157,057.52
Bank of America CC - x5034 (JM)		104.92
Total for Bank of America - Inc-x0365(new)		**23,798.22**
Bank of America - x3327(old)		
Bank of America - 7551	60,550.77	119,937.11

Bank of America - 9347	24,507.31	39,987.22
Business Adv Unlimited Cash Rewards - 3327	-81,819.21	-182,918.04
Business Adv Unlimited Cash Rewards - 4961	23,173.47	23,173.47
Total for Bank of America - x3327(old)	**26,412.34**	**179.76**
Total for Credit Cards	**26,412.34**	**23,977.98**
Other Current Liabilities		
California Department of Tax and Fee Administration Payable	451.21	553.79
Out Of Scope Agency Payable	0.00	0.00
Shopify Gift Card Liability		25.00
Total for Other Current Liabilities	**451.21**	**578.79**
Total for Current Liabilities	**43,349.27**	**40,092.15**
Long-term Liabilities		
Loan Payable - Jerry Mix	200,000.00	0.00
Total for Long-term Liabilities	**200,000.00**	**0.00**
Total for Liabilities	**243,349.27**	**40,092.15**
Equity		
Common Stock - APIC		1,061,750.81
Common Stock - Par Value		112.19
Members equity		
Members equity - Jake Mix	50,000.00	0.00
Members equity - Jerome and Cynthia Mix 1993 Family Trust	761,853.81	0.00
Members equity - Josh Mix	50,000.00	0.00
Total for Members equity	**861,853.81**	**0.00**
Opening balance equity	0.00	0.00
Preferred Stock - APIC		599,979.79
Preferred Stock - Par Value		25.01
SAFE - Wefunder		179,854.70
Retained Earnings	-594,566.41	-804,599.34
Net Income	-210,032.93	-534,157.54
Total for Equity	**57,254.47**	**502,965.62**
Total for Liabilities and Equity	**300,603.74**	**543,057.77**

Accrual Basis Friday, February 13, 2026 04:56 PM GMTZ

Profit and Loss
Dermasport, Inc
January 1, 2024-December 31, 2025

Distribution account	2024	2025
Income		
Amazon Product Income	71,988.05	81,503.77
Amazon Sales Discounts	-2,448.51	-2,375.58
Amazon Shipping Income	491.97	605.71
Sample Brochure Income	1,853.07	268.39
Shopify Product Income	164,733.76	208,131.53
Shopify Sales Discounts	-83,533.30	-132,364.92
Shopify Shipping Income	5,120.62	4,274.03
Total for Income	**158,205.66**	**160,042.93**
Cost of Goods Sold		
Amazon fees	21,508.92	30,573.37
Amazon product costs	11,953.77	14,704.45
Cost of Goods Sold	0.00	-9,402.14
Fulfillment fees	6,268.00	2,474.07
Inbound Receipt	35.00	507.50
Inventory Shrinkage	183.63	16,772.17
Outbound Shipping	23,397.72	36,890.94
Shopify product costs	29,931.41	46,048.16
Value Add Services		828.72
Warehousing	14,267.71	17,827.37
Total for Cost of Goods Sold	**107,546.16**	**157,224.61**
Gross Profit	**50,659.50**	**2,818.32**
Expenses		
Advertising & marketing		
Athlete commissions	8,245.78	6,572.37
Digital Advertising	74,529.62	138,049.22
Marketing agency fees	14,000.00	24,023.07
Marketing consultants	22,684.03	101,739.28
Other Marketing		2,110.28
Promotional Items	750.51	550.34
Samples	3,419.00	10,264.47
Sponsorships		937.50
Website		1,646.04
Total for Advertising & marketing	**123,628.94**	**285,892.57**
Amazon Commissions	677.38	
Business licences		1,624.00
Consulting Fees	78,000.00	141,442.11
Contract labor	6,350.24	900.16

Employee benefits		
Worker's compensation insurance		530.11
Total for Employee benefits		**530.11**
General business expenses		
Bad Debt		2,424.24
Bank fees & service charges	785.69	422.11
Credit card processing fees	1,307.78	1,852.92
Memberships & subscriptions	339.00	990.00
Wefunder Fees		7,721.00
Total for General business expenses	**2,432.47**	**13,410.27**
Gifts and Donations		1,040.00
Insurance		
Business insurance	8,089.73	8,091.42
Total for Insurance	**8,089.73**	**8,091.42**
Interest paid		
Credit card interest		2.15
Total for Interest paid		**2.15**
Legal & accounting services		
Accounting fees	20,905.08	29,089.99
Legal fees	500.00	2,010.00
Total for Legal & accounting services	**21,405.08**	**31,099.99**
Meals		
Travel meals		55.21
Total for Meals		**55.21**
Melio Service Fees	12.00	
Office expenses		
Office supplies	276.56	200.31
Shipping & postage	4,218.20	2,588.32
Software & apps	10,959.61	14,239.40
Total for Office expenses	**15,454.37**	**17,028.03**
Paypal payment fees	285.39	6.29
Payroll expenses		
Employee Reimbursements		294.60
Wages		30,800.00
Total for Payroll expenses		**31,094.60**
Research and Development	80.00	
Shopify payment fees	2,490.92	7,236.35
Supplies		
Supplies & materials		365.85
Total for Supplies		**365.85**
Taxes paid	749.82	-72.81
Payroll taxes		2,643.20
Total for Taxes paid	**749.82**	**2,570.39**

Travel		
Airfare	324.83	534.96
Gasoline	11.84	
Hotels	167.14	144.00
Other Travel		357.94
Taxis or shared rides	44.05	
Vehicle rental		114.65
Total for Travel	**547.86**	**1,151.55**
Utilities		
Phone service	386.76	418.44
Total for Utilities	**386.76**	**418.44**
Total for Expenses	**260,590.96**	**543,959.49**
Net Operating Income	**-209,931.46**	**-541,141.17**
Other Income		
Other income		
Credit card rewards		7,082.86
Interest earned	57.73	76.26
Total for Other income	**57.73**	**7,159.12**
Total for Other Income	**57.73**	**7,159.12**
Other Expenses		
Vehicle expenses		
Parking & tolls	56.00	76.00
Vehicle gas & fuel	103.20	99.49
Total for Vehicle expenses	**159.20**	**175.49**
Total for Other Expenses	**159.20**	**175.49**
Net Other Income	**-101.47**	**6,983.63**
Net Income	**-210,032.93**	**-534,157.54**

Statement of Cash Flows
Dermasport, Inc
January 1, 2024-December 31, 2025

Full name	2024	2025		
OPERATING ACTIVITIES				
Net Income	-210,032.93	-534,157.54		
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Payable (A/P)	-11,650.58	-950.34		
Accounts Receivable (A/R)	0.00			
Credit Card Payables	15814.35	-2,434.36		
California Department of Tax and Fee Administration Payable	149.21	102.58		
Inventory Asset	40,715.69	-183,042.17		
Inventory Prepayments	-86,750.00	110,586.82		
Out Of Scope Agency Payable	0.00	0.00		
Prepaid expenses	31.07	758.97		
Prepaid Sales Tax	-268.90	-90.47		
Shopify Gift Card Liability		25.00		
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-41,959.16**	**-75,043.97**		
Net cash provided by operating activities	**-251,992.09**	**-609,201.51**		
INVESTING ACTIVITIES				
FINANCING ACTIVITIES				
Common Stock - APIC		9.19		
Members equity:Members equity - Jerome and Cynthia Mix 1993 Family Trust	225,000.00			
Preferred Stock - APIC		599,979.79		
Preferred Stock - Par Value		25.01		
SAFE - Wefunder		179,854.70		
Net cash provided by financing activities	**225,000.00**	**779,868.69**		
NET CASH INCREASE FOR PERIOD	**-26,992.09**	**170,667.18**		
Cash at beginning of period	**US$97,126.22**	**US$70,134.13**		
CASH AT END OF PERIOD	**US$70,134.13**	**US$240,801.31**		
Monday, March 16, 2026 08:44 PM GMTZ				

Unaudited


Dermasport Inc.
Statement of Changes in Equity


For the Years Ended December 31, 2025 and 2024

(Accrual Basis)

Accounts	2025	2024
Opening Balance of Stockholders' Equity	57,254	42,287*
Net Loss	(534,158)	(210,033)
Capital Contributions / Equity Issuance	979,869	225,000
Closing Balance of Stockholders' Equity	**502,966**	**57,254**

Dermasport Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Dermasport Inc. (the "Company") is a corporation organized on June 16, 2022 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.